Exhibit 12.1

Comcast Corporation

Statement Regarding Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

Year Ended December 31 (in millions)	2016	2015	2014	2013	2012
Computation of Earnings: (a)
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$14,457	$13,697	$12,368	$11,201	$10,650
Fixed charges	3,349	3,047	2,910	2,882	2,798
Distributed income of equity investees	85	168	104	120	195
Less: Preference security dividend requirements of consolidated subsidiaries	(224)	(223)	(204)	(211)	(155)
Less: Capitalized Interest	(40)	—	—	—	—

Total earnings	$17,627	$16,689	$15,178	$13,992	$13,488

Computation of Fixed Charges: (a)
Interest expensed and capitalized	$2,956	$2,660	$2,609	$2,559	$2,508
Amortized premiums, discounts and capitalized expenses related to indebtedness	26	65	8	15	13
Less: preferred dividends in interest expense	(103)	(102)	(102)	(106)	(105)
Portion of rents representative of an interest factor	246	201	191	203	227
Preference security dividend requirements of consolidated subsidiaries	224	223	204	211	155

Total fixed charges	$3,349	$3,047	$2,910	$2,882	$2,798

Ratio of earnings to fixed charges(a)	5.26x	5.48x	5.22x	4.85x	4.82x

(a)	For purposes of calculating the ratio of earnings to fixed charges, earnings is the amount resulting from (1) adding (a) pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees and (e) our share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges and (2) subtracting (i) interest capitalized, (ii) preference security dividend requirements of consolidated subsidiaries and (iii) the noncontrolling interest in pretax income of subsidiaries that have not incurred fixed charges. Fixed charges is the sum of (w) interest expensed and capitalized, (x) amortized premiums, discounts and capitalized expenses related to indebtedness, (y) an estimate of the interest within rental expense and (z) preference security dividend requirements of our consolidated subsidiaries. Preferred security dividend is the amount of pretax earnings that is required to pay the dividends on outstanding preference securities. Interest associated with our uncertain tax positions is a component of income tax expense.